Exhibit 99.1

SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$22,846	$38,882
Restricted cash	2,238	900
Accounts receivable, net	26,903	17,061
Contract assets	2,398	–
Inventories, net	23,196	17,260
Prepaid expenses and other current assets, net	11,409	5,018
Amount due from related parties	229	194
Total current assets	89,219	79,315
Intangible assets, net	6,725	4,058
Goodwill	4,897	4,546
Other receivable, noncurrent	278	299
Property, plant and equipment, net	34,790	32,802
Project assets, noncurrent, net	23,616	19,740
Investment in affiliates, net	69,606	69,606
Deferred tax assets, net	257	82
Operating lease right-of-use assets	8,800	6,585
Total assets	$238,188	$217,033
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$22,255	$14,952
Accrued liabilities	7,254	8,490
Income taxes payable	381	31
Advance from customers	4,113	1,377
Short-term borrowings and current portion of long-term borrowings	12,353	3,266
Amount due to an affiliate	10,297	9,756
Convertible bonds, net of unamortized debt discount	44,271	50,373
Operating lease liabilities, current	579	605
Derivative liability	314	67
Accrued warranty reserve	579	529
Consideration payable	61,984	62,114
Total current liabilities	164,380	151,560
Long-term borrowings, excluding current portion	10,670	6,355
Amount due to an affiliate, noncurrent	371	832
Deferred tax liabilities, net	3,628	3,966
Operating lease liabilities, noncurrent	8,303	5,934
Total liabilities	187,352	168,647
Equity (deficit):
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 24,066,223 and 22,340,689 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	2	2
Additional paid in capital	687,404	670,101
Accumulated other comprehensive loss	(32,980)	(32,947)
Accumulated deficit	(606,808)	(591,899)
Total equity (deficit) attributable to shareholders of SPI Energy Co., Ltd.	47,618	45,257
Noncontrolling interests	3,218	3,129
Total equity	50,836	48,386
Total liabilities and equity	$238,188	$217,033

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SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2020
Net sales	$79,440	$56,364
Cost of revenue	72,073	53,221
Gross profit	7,367	3,143
Operating (income) expenses:
General and administrative	17,269	2,825
Sales, marketing and customer service	2,246	634
Reversal of impairment charge on project assets	–	(3,751)
Provision for doubtful accounts	319	–
Total operating (income) expenses	19,834	(292)
Operating income (loss)	(12,467)	3,435

Other expense :
Interest expense, net	2,702	2,053
Change in fair value of derivative liability	–	(498)
Net foreign exchange gain	(710)	(1,056)
Others	(752)	(199)
Total other expense, net	1,240	300
Income (loss) before income taxes	(13,707)	3,135
Income tax expense	860	390
Net income (loss) including noncontrolling interests	$(14,567)	$2,745
Less: Net income attributable to noncontrolling interests	342	83
Net income (loss) attributable to shareholders of SPI Energy Co., Ltd.	$(14,909)	$2,662
Net income (loss) per ordinary share:
Basic and Diluted	$(0.64)	$0.18
Weighted average shares outstanding
Basic and Diluted	23,434,015	14,805,098

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